Free Writing Prospectus pursuant to Rule 433 dated February 16, 2023

Registration Statement No. 333-269296

Callable Contingent Coupon Equity-Linked Notes due

OVERVIEW

The notes do not pay a fixed coupon and may pay no coupon on a payment date. The amount that you will be paid on your notes is based on the performance of the common stock of Apple Inc. The notes will mature on March 2, 2028, unless we redeem them.

We may redeem your notes at 100% of their face amount plus any coupon then due on any quarterly coupon payment date on or after the coupon payment date in March 2024 up to the coupon payment date in December 2027.

If we do not redeem your notes, on each coupon observation date, if the closing price of the index stock is greater than or equal to 85% of the initial index stock price, you will receive on the applicable coupon payment date a coupon for each $1,000 face amount of your notes equal to: (i) the aggregate of the applicable contingent amount for each coupon observation date that has occurred up to and including such coupon observation date minus (ii) the sum of all coupons previously paid, if any. The contingent amount is (i) $15, in the case of each of the first 4 coupon observation dates, (ii) $17.5, in the case of each of the next 4 coupon observation dates, (iii) $20, in the case of each of the next 4 coupon observation dates, (iv) $22.5, in the case of each of the next 4 coupon observation dates or (v) $25, in the case of each of the final 4 coupon observation dates If the closing price of the index stock on a coupon observation date is less than 85% of the initial index stock price, you will not receive a coupon on the applicable coupon payment date.

If we do not redeem your notes, at maturity, for each $1,000 face amount of your notes you will receive $1,000 plus the final coupon, if any.

You should read the accompanying preliminary prospectus supplement dated February 16, 2023, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057PQJ4 / US40057PQJ48
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Index stock:	the common stock of Apple Inc. (current Bloomberg ticker: “AAPL UW”)
Trade date:	expected to be February 28, 2023
Settlement date:	expected to be March 3, 2023
Determination date:	the last coupon observation date, expected to be February 28, 2028
Stated maturity date:	expected to be March 2, 2028
Coupon observation dates:	expected to be each date specified as such in the table under “— Coupon payment dates” below
Coupon payment dates:	expected to be each date specified as such in the table below
	Coupon Observation Dates	Coupon Payment Dates
	May 30, 2023	June 2, 2023
	August 28, 2023	August 31, 2023
	November 28, 2023	December 1, 2023
	February 28, 2024	March 4, 2024
	May 28, 2024	May 31, 2024
	August 28, 2024	September 3, 2024
	November 29, 2024	December 4, 2024
	February 28, 2025	March 5, 2025
	May 28, 2025	June 2, 2025
	August 28, 2025	September 3, 2025
	November 28, 2025	December 3, 2025
	March 2, 2026	March 5, 2026
	May 28, 2026	June 2, 2026
	August 28, 2026	September 2, 2026
	November 30, 2026	December 3, 2026
	March 1, 2027	March 4, 2027
	May 28, 2027	June 3, 2027
	August 30, 2027	September 2, 2027
	November 29, 2027	December 2, 2027
	February 28, 2028	March 2, 2028

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

Company’s redemption right:

the company may redeem this note, at its option, in whole but not in part, on each coupon payment date commencing in March 2024 and ending in December 2027, for an amount in cash for each $1,000 of the outstanding face amount on the redemption date equal to 100% of such $1,000 face amount plus any coupon then due

Initial index stock price:	to be determined on the trade date
Coupon (for each $1,000 face amount of your notes):

•if the closing price of the index stock on the related coupon observation date is greater than or equal to the coupon trigger price, the result of (i) the aggregate of the applicable contingent amount for each coupon observation date that has occurred up to and including such related coupon observation date minus (ii) the sum of all coupons previously paid, if any; or

•if the closing price of the index stock on the related coupon observation date is less than the coupon trigger price, $0

Contingent amount:

(i) $15, in the case of each of the first 4 coupon observation dates, (ii) $17.5, in the case of each of the next 4 coupon observation dates, (iii) $20, in the case of each of the next 4 coupon observation dates, (iv) $22.5, in the case of each of the next 4 coupon observation dates or (v) $25, in the case of each of the final 4 coupon observation dates

Coupon trigger price:	85% of the initial index stock price
Estimated value range:	$885 to $915 (which is less than the original issue price; see accompanying preliminary prospectus supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performance of the index stock as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing price of the index stock on the applicable coupon observation date was the percentage of the initial index stock price shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Index Stock (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	40%	$0
Second	90%	$30
Third	30%	$0
Fourth	95%	$30
Fifth	35%	$0
Sixth	25%	$0
Seventh	45%	$0
Eighth	30%	$0
Ninth	25%	$0
Tenth	40%	$0
Eleventh	45%	$0
Twelfth-Twentieth	40%	$0
	Total Hypothetical Coupons	$60

In Scenario 1, the hypothetical closing price of the index stock increases and decreases by varying amounts on each hypothetical coupon observation date.  Because the hypothetical closing price of the index stock on the second and fourth hypothetical coupon observation dates is greater than or equal to the coupon trigger price, the total of the hypothetical coupons in Scenario 1 is $55.  Because the hypothetical closing price of the index stock on all other hypothetical coupon observation dates is less than the coupon trigger price, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Index Stock (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	45%	$0
Second	30%	$0
Third	25%	$0
Fourth	40%	$0
Fifth	45%	$0
Sixth	35%	$0
Seventh	45%	$0
Eighth	30%	$0
Ninth	25%	$0
Tenth	40%	$0
Eleventh	45%	$0
Twelfth-Twentieth	35%	$0
	Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing price of the index stock increases and decreases by varying amounts on each hypothetical coupon observation date.  Because in each case the hypothetical closing price of the index stock on the related coupon observation date is less than the coupon trigger price, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be zero.  Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Index Stock (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	60%	$0
Second	45%	$0
Third	30%	$0
Fourth	110%	$60
	Total Hypothetical Coupons	$60

In Scenario 3, the hypothetical closing price of the index stock is less than the coupon trigger price on the first three hypothetical coupon observation dates, but increases to a price that is greater than the initial index stock price on the fourth hypothetical coupon observation date. Further, we also exercise our early redemption right with respect to a redemption on the fourth coupon payment date (which is also the first hypothetical date with respect to which we could exercise such right). Therefore, on the fourth coupon payment date (the redemption date), in addition to the hypothetical coupon of $60, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary prospectus supplement dated February 16, 2023
•	Prospectus supplement dated February 13, 2023
•	Prospectus dated February 13, 2023

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary prospectus supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary prospectus supplement, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Not Receive a Coupon on Any Coupon Payment Date
▪	We Are Able to Redeem Your Notes at Our Option
▪	The Coupon Does Not Reflect the Actual Performance of the Index Stock from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪	Your Notes May Not Have an Active Trading Market
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	If the Market Price of the Index Stock Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	We Will Not Hold Shares of the Index Stock for Your Benefit
▪	You Have No Shareholder Rights or Rights to Receive Any Index Stock
▪	In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of the Index Stock
▪	Past Index Stock Performance is No Guide to Future Performance
▪	As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes
▪	The Calculation Agent Can Postpone a Coupon Observation Date or the Determination Date, as the Case May Be, If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing
▪	There is No Affiliation Between the Index Stock Issuer and Us
▪	You Have Limited Anti-Dilution Protection
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Risks Related to Conflicts of Interest

▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Issuer of the Index Stock or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Other Investors in the Notes May Not Have the Same Interests as You

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.